1 Kyivstar Delivers Strong Start to 2026 with Diverse, Profitable Growth 13 May 2026. Kyiv, Dubai, New York Kyivstar Group Ltd (“Kyivstar,” the “Group”) 1Q26 results highlights • Total revenue increased 26.6% year-on-year (“YoY”) to USD 323 mn (31.3% YoY to UAH 13.9 bn). • EBITDA rose 23.5% YoY to USD 173 mn (28.5% YoY to UAH 7.5 bn), with an EBITDA margin of 53.5%. • Net profit for the quarter was USD 85 mn, with earnings per share of USD 0.37. • Digital revenues grew 256.6% YoY to USD 67 mn (270.3% YoY to UAH 2.9 bn), representing 20.9% of total revenue. Digital EBITDA was USD 29 mn (42.7% margin). • Multiplay customers rose 31.6% YoY to 8.1 mn, representing 39.6% of one-month-active mobile customers. • Capital expenditures excluding licenses and ROU totaled USD 67 mn (UAH 2.9 bn), with LTM capex intensity of 29.9% (20.9% for 1Q26) reflecting continued investment in network resilience and targeted reinvestment. • Cash, cash equivalents and deposits stood at USD 353 mn, supported by equity free cash flow (after leases and licenses) of USD 87 mn. • Kyivstar is revising up its outlook for 2026 and now expects USD revenue growth of 11%- 14% and EBITDA growth of 7%-10% (assuming UAH/USD at 44.5). This is based on UAH revenue growth of 18%-21% (earlier 15%-18%) and EBITDA growth of 14%-17% (earlier 12%-15%). Capex intensity for 2026 is expected within 21%-24% of revenue (earlier 23% to 26%). Strategic developments • The Group expanded its cooperation with SpaceX to include the resale of Starlink high-speed internet services for business. Over 5 mn customers have already used Direct to Cell services, now including messaging, while Light Data is scheduled to launch later in 2026. • The Group’s digital ecosystem was further strengthened by the successful consolidation of Tabletki.ua (healthcare) effective February 2026.

2 • Uklon continued its evolution into a one-stop mobility platform by launching a new “Travel” service for domestic and international bus bookings. • The Group advanced its national Large Language Model (LLM) initiative, officially naming the model “Syaivo” (“Glow”) following a public vote on the Ukrainian government app Diia. • Kyivstar expanded its footprint in the highly fragmented fixed-broadband market by integrating approximately 52,000 customers following the successful acquisition of internet service provider Shtorm. Commenting on the results, CEO Oleksandr Komarov said: “Kyivstar has delivered a robust start to 2026. Digital revenues more than doubled year-on-year to 21% of revenue. Core telecom held up well, supported by 4G migration, rising multiplay adoption, and consequently higher ARPU. We continue to strengthen our long-term market leadership with the successful integrations of Uklon and Tabletki, pioneering Starlink connectivity, and investments in our network and energy independence. Given this momentum, we have raised our 2026 financial outlook and remain committed to leading Ukraine’s digital future while driving sustainable shareholder value.” Additional information Additional information, including the full earnings release and the results presentation, is available on Kyivstar’s Investor Relations website at https://investors.kyivstar.ua/ 1Q26 results conference call Kyivstar will also host a results conference call with senior management at 08:00 ET / 15:00 EEST / 16:00 GST tomorrow, May 14, 2026. To register and access the event, please click here or copy and paste this link to the address bar of your browser: https://kyivstar-1q-2026-results-presentation.open-exchange.net/

3 Once registered, you will receive confirmation to your submitted email address with the link to access the webcast and dial-in details to listen to the conference call over the phone. Join the conversation live In addition to the webcast, the conference call will also be livestreamed on YouTube. This option allows you to follow the discussion in real time from any device without the need for registration or dial-in details. Simply click here or copy and paste this link to the address bar of your browser: https://www.youtube.com/live/nMqlFQxzqNo Q&A If you want to participate in the Q&A session, we ask that you select the “Yes”‘ option on the “Will you be asking questions live on the call?” dropdown box. That will bring you to a page where you can join the Q&A room by clicking “Connect to meeting.” You will be brought into a Zoom webinar where you can listen to the presentation. Once the Q&A begins, please use the “Raise hand” button on the bottom of your Zoom screen to enter the queue for questions. The moderator will announce your name as well as sending a message to your screen asking you to confirm you wish to speak when your turn is reached. Once accepted, please unmute your microphone and ask your question. You can also submit your questions prior to the webcast event to Kyivstar Investor Relations at ir@kyivstargroup.com. About Kyivstar Group Ltd. Kyivstar Group Ltd. is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar Group Ltd and its companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. For more information, visit: https://investors.kyivstar.ua.

4 Performance measures and non-GAAP financial measures In presenting our results, Kyivstar has included certain financial and operating measures, including EBITDA, EBITDA margin, Equity Free Cash Flow (after leases and licenses), CAPEX excl. licenses and ROU, that that are not prepared in accordance with International Financial Reporting Standards (“IFRS”). Management believes these measures are useful to consider. The key performance measures and non-GAAP or non-IFRS financial measures that Kyivstar believes are meaningful in analyzing its performance are summarized in Attachment D of Kyivstar’s earnings release as of the date of this press release and where applicable a reconciliation of non-GAAP/non-IFRS financial measures to IFRS financials is provided in Attachment A of Kyivstar’s earnings release. None of these non-GAAP/non- IFRS financial measures should be viewed as a substitute for those determined in accordance with IFRS and Kyivstar’s methodology for calculating these measures has limitations, including potential differences from the way industry peers calculate such measures. Disclaimer and notice to reader This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to Kyivstar’s future operating results, targets, or financial position. There are numerous risks and uncertainties that could cause actual results and Kyivstar’s plans and objectives to differ materially from those expressed in the forward-looking information, such as those risks discussed in the section entitled “Risk Factors” Kyivstar Group’s 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar. The forward-looking statements contained in this document speak only as of the date hereof and Kyivstar disclaims any obligation to update or revise any of these forward-looking statements, except as required by applicable laws. See “Disclaimer and Notice to Readers” in our full 1Q26 Earnings Release for a more fulsome description of the above.

5 Contact information Kyivstar Group Ltd Investor Relations ir@kyivstargroup.com